FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For April 29, 2020
Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

The Royal Bank of Scotland Group plc - Result of Annual General Meeting

29 April 2020

Following the Annual General Meeting held today, The Royal Bank of Scotland Group plc announces the results of the poll vote for each resolution as follows. Resolutions 21, 22, 24, 25, 27, 28 and 29 were passed as special resolutions.

	For	% of votes cast	Against	% of votes cast	Total votes cast as % of Voting Share Capital	Withheld *
Resolution 1 To receive the 2019 Report and Accounts	43,193,851,268	99.99	4,041,816	0.01	89.29%	239,058,916
Resolution 2 To approve the Directors' Remuneration Policy	39,142,662,676	90.14	4,281,775,516	9.86	89.76%	12,426,752
Resolution 3 To approve the Annual Report on Remuneration in the Directors' Remuneration Report	39,241,815,668	90.40	4,166,591,108	9.60	89.73%	28,522,020
Resolution 4 To declare a final dividend of 3 pence per ordinary share	Withdrawn
Resolution 5 To declare a special dividend of 5 pence per ordinary share	Withdrawn
Resolution 6 To re-elect Howard Davies as a Director	43,396,570,328	99.91	38,160,816	0.09	89.78%	2,215,524
Resolution 7 To elect Alison Rose-Slade as a Director	43,430,860,052	99.99	4,082,896	0.01	89.78%	2,011,964
Resolution 8 To re-elect Katie Murray as a Director	43,426,604,588	99.98	7,377,524	0.02	89.78%	2,954,820
Resolution 9 To re-elect Frank Dangeard as a Director	42,035,116,200	96.78	1,398,477,400	3.22	89.78%	3,346,660
Approval of Frank Dangeard's re-election by independent shareholders only	11,997,182,164	89.56	1,398,477,400	10.44	73.04%	3,346,660
Resolution 10 To re-elect Patrick Flynn as a Director	43,198,307,464	99.99	4,499,844	0.01	89.30%	234,146,420
Approval of Patrick Flynn's re-election by independent shareholders only	13,160,373,428	99.97	4,499,844	0.03	71.78%	234,146,420
Resolution 11 To re-elect Morten Friis as a Director	43,428,815,132	99.99	4,739,464	0.01	89.78%	3,401,440
Approval of Morten Friis' re-election by independent shareholders only	13,390,881,096	99.96	4,739,464	0.04	73.04%	3,401,440
Resolution 12 To re-elect Robert Gillespie as a Director	41,779,688,464	96.19	1,653,918,564	3.81	89.78%	3,349,256
Approval of Robert Gillespie's re-election by independent shareholders only	11,741,754,428	87.65	1,653,918,564	12.35	73.04%	3,349,256
Resolution 13 To elect Yasmin Jetha as a Director	43,429,190,080	99.99	4,487,112	0.01	89.78%	3,278,208
Approval of Yasmin Jetha's election by independent shareholders	13,391,256,044	99.97	4,487,112	0.03	73.04%	3,278,208
Resolution 14 To re-elect Baroness Noakes as a Director	43,421,372,608	99.97	12,504,312	0.03	89.78%	3,079,364
Approval of Baroness Noakes' re-election by independent shareholders only	13,383,438,572	99.91	12,504,312	0.09	73.04%	3,079,364
Resolution 15 To re-elect Mike Rogers as a Director	41,819,733,972	96.80	1,382,985,292	3.20	89.30%	234,237,020
Approval of Mike Rogers' re-election by independent shareholders only	11,781,799,936	89.49	1,382,985,292	10.51	71.78%	234,237,020
Resolution 16 To re-elect Mark Seligman as a Director	42,049,794,024	96.82	1,383,301,136	3.18	89.78%	3,409,124
Approval of Mark Seligman's re-election by independent shareholders only	12,011,859,988	89.67	1,383,301,136	10.33	73.03%	3,409,124
Resolution 17 To re-elect Lena Wilson as a Director	43,128,649,808	99.30	305,093,552	0.70	89.78%	3,209,972
Approval of Lena Wilson's re-election by independent shareholders only	13,090,715,772	97.72	305,093,552	2.28	73.04%	3,209,972
Resolution 18 To re-appoint Ernst & Young LLP as auditors	43,430,280,572	99.99	4,995,440	0.01	89.78%	1,671,872
Resolution 19 To authorise the Group Audit Committee to fix the remuneration of the auditors	43,432,590,384	99.99	2,953,800	0.01	89.78%	1,411,764
Resolution 20 To renew the directors' authority to allot shares in the Company	43,137,894,100	99.32	296,419,460	0.68	89.78%	2,640,224
Resolution 21 To renew the directors' authority to allot equity securities on a non pre-emptive basis in connection with an offer or issue of equity securities	43,407,035,288	99.94	27,124,212	0.06	89.78%	2,796,784
Resolution 22 To renew the directors' authority to allot equity securities on a non pre-emptive basis in connection with the purposes of financing a transaction	43,174,307,452	99.40	259,744,712	0.60	89.78%	2,903,884
Resolution 23 To renew the directors' authority to allot ordinary shares or grant rights to subscribe for or to convert any security into ordinary shares in relation to Equity Convertible Notes	43,174,515,236	99.40	259,403,192	0.60	89.78%	3,032,340
Resolution 24 To renew the directors' authority to allot equity securities on a non pre-emptive basis in connection with Equity Convertible Notes	43,166,050,844	99.39	266,893,896	0.61	89.78%	4,011,540
Resolution 25 To renew the authority to permit the holding of General Meetings at 14 clear days' notice	42,866,565,732	98.69	567,838,944	1.31	89.78%	2,504,180
Resolution 26 To renew the authority in respect of political donations and expenditure by the Company in terms of Section 366 of the Companies Act 2006	43,052,817,560	99.12	380,529,888	0.88	89.78%	3,577,856
Resolution 27 To renew the authority for the Company to purchase its own shares on a recognised investment exchange	43,172,922,656	99.40	261,947,636	0.60	89.78%	2,072,664
Resolution 28 To renew the authority to make off-market purchases of ordinary shares from HM Treasury	13,369,394,528	99.79	27,570,348	0.21	27.69%	2,045,896
Resolution 29 To amend the Company's Articles of Association	43,427,889,736	99.99	4,067,572	0.01	89.77%	4,985,540
Resolution 30 To approve the Employee Share Ownership Plan	43,423,028,032	99.98	10,314,104	0.02	89.78%	3,600,416
* A vote Withheld is not a vote in law and is not counted in the calculation of the proportion of votes "For" and "Against" a resolution.

In accordance with the UK Listing Authority's listing rules, copies of the amended Articles of Association and the resolutions that do not constitute ordinary business at an annual general meeting will shortly be available for inspection at the National Storage Mechanism which is located at: https://data.fca.org.uk/#/nsm/nationalstoragemechanism

As at 27 April 2020 (being the latest date by which shareholders who wanted to vote at the Annual General Meeting must have been entered on the company's Register of Members) the total number of voting rights in the company was 48,379,236,768.

Contact

RBS Media Centre
+44 (0)131 523 4205

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Date: 29 April 2020

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Deputy Secretary